

September 30, 2020

JD Claridge
Chief Executive Officer
Xcraft Enterprises, LLC
418 Lakeside Avenue, Suite 8
Coeur d'Alene, ID 83814

> **Re: Xcraft Enterprises, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 17, 2020**
> **File No. 024-11281**

Dear Mr. Claridge:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. We note your response to comment 4 and your revisions to the offering circular to include the bonus shares in the offering. Please revise your disclosure in Item 4 of Part I to include the bonus shares in the number of securities offered. In addition, please revise the aggregate offering price attributable to securities being offered on behalf of the issuer to reflect the bonus shares and the $8.0937 offering amount.

Risk Factors
Risks Related to Our Business
Risks of Borrowing, page 8

2. We note that your revised disclosure in response to comment 13 references $470,000 in refunds to participants in a KickStarter Campaign that you conducted in 2015. Please revise your disclosure in this risk factor to reference the refunds. In addition, although you include a cross-reference "Management's Discussion and Analysis of Financial Condition and Results of Operations - Debt", your disclosure in that section does not include a description of the Kickstarter refunds. Please revise.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Erin Purnell, Staff Attorney at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing